June 8, 2022

VIA EDGAR AND OVERNIGHT COURIER

Office of Finance
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya K. Aldave

Susan Block

Rolf Sundwall

Mark Brunhofer

Re:	Skyward Specialty Insurance Group, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001519449
Submitted April 22, 2022

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Skyward Specialty Insurance Group, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on April 22, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated May 19, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects revisions in response to the Comment Letter and certain other updates.

Draft Registration Statement on Form S-1

General

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Company Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

Market, Industry and Other Data, page ii

2.	We note you indicate that the prospectus includes market and industry data from industry publications and that those sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Please revise to clarify that, notwithstanding the foregoing, you believe that this information is reliable.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page ii of Amendment No. 1.

Prospectus Summary, page 1

3.	We note your disclosure on page 6 that as of December 31, 2021, "95.7% of [your] reinsurance recoverables were either derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better." Please revise for consistency with your disclosure in the table on page 97 where you state that $116,822,000 in reinsurance recoverables, or approximately 21.8% of the total $536,327,000 in reinsurance recoverables, was attributed to Randall & Quilter and eCaptive PC1-IC, two reinsurers that are "unrated" by the AMB Best Ratings.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that the language on page 6 of Amendment No. 1 has been revised to be consistent with the table on page 105 of Amendment No. 1.

Use of Proceeds, page 44

4.	Please state the approximate amount intended to be used for each purpose listed in the second sentence of the third paragraph, or tell us why you are unable to do so.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, at the current time, the Company anticipates using approximately 80% of the net proceeds of this offering to make contributions to the capital of its insurance company subsidiaries, with the remainder of the net proceeds from the offering to be used for general corporate purposes. The Company will revise the disclosure in a subsequent amendment once a definite dollar amount for the contributions to the capital of its insurance company subsidiaries has been determined or should more specific determinations with respect to the use of proceeds from this offering be made prior to the completion of this offering.

Management's Discussion and Analysis of Financial Condition

Loss Portfolio Transfer, page 50

5.	Please disclose the identity of "a third party reinsurer" referenced in the first sentence of this section.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 50 of Amendment No. 1 to identify the third party reinsurer.

Reconciliation of Non-GAAP Financial Measures, page 58

6.	Please tell us why it is appropriate to exclude the entire impact of your loss portfolio transfer (LPT) in your non-GAAP measures when you disclose on page 50 and elsewhere that the LPT relates to business that has been predominantly exited. For the portions of the business not exited, it appears that the removal of the LPT impacts results in the removal of normal, recurring, cash operating expenses of your business. See Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In your response, specifically tell us how your adjusted loss ratio presented on page 56 is meaningful if the entire net impact of the LPT is removed when presumably the net earned premiums on business not "predominantly exited" are included in the denominator of the ratio.

Company Response:

The Company acknowledges the Staff’s comment and provides the following analysis regarding management’s disclosure of non-GAAP financial measures with regards to the impact of the loss portfolio transfer (LPT).

The Company believes excluding the entire impact of the LPT in its Non-GAAP financial measures is beneficial to investors as it presents an accurate representation of the financial results of our ongoing business and company strategy. The Company believes that not including this non-GAAP presentation alongside its GAAP financial statements may result in some investors not recognizing the core operations of its ongoing business strategy and the full impact of the LPT on its operations. The Company believes investors should review both the GAAP and non-GAAP metrics in order to properly consider the full effect of, or the full removal of the effect of, the LPT to better understand the Company’s go forward strategy.

The LPT was a strategic transaction outside of the normal course of business, designed to isolate business that does not meet the Company’s current underwriting guidelines. After careful consideration, the Company determined to exclude the entire financial impact of the LPT from the presentation of its non-GAAP financial metrics because management believes the GAAP financial presentation inclusive of the LPT is not representative of management’s expectations for the Company’s continuing results of operations. The Company determined the LPT is not a normal, recurring, operating expense of the Company’s continuing business strategy for the following reasons:

1)	The LPT covers the policy years of 2017 and prior for certain business lines.

2)	The composition of the Company’s current business is significantly different from the business subject to the LPT, effected through:

a.	the discontinuing of many classes and lines of business subject to the LPT, both before and after entering the LPT;

b.	the non-renewal of policies that do not meet current underwriting guidelines; and

c.	a significant re-underwriting and re-pricing of any renewed business (“Renewed Policies”) that had been subject to the LPT in order to meet current underwriting guidelines and strategy.

3)	The Renewed Policies make up less than 6% of our total in-force premium as of year-end 2021.

The exclusion of the financial impact of the LPT reinsurance agreement from our reported financial results for calendar years 2020 and 2021, and any future periods to be reported, impacts three non-GAAP reportable metrics: adjusted operating income, adjusted loss ratios and adjusted combined ratios. In each of these three instances, the financial impact of the LPT reinsurance agreement is strictly confined to Losses and LAE in each reported period. Since the LPT covers policy years 2017 and prior, all premiums and corresponding acquisition and operating expenses on policies subject to the LPT were fully earned and recognized prior to the reported periods provided in the draft registration statement.

Our adjusted loss ratios as presented on page 56 (for calendar years 2020 and 2021) are presented on a consistent basis and include all of the earned premium and losses and LAE associated with all policies not subject to the LPT, including earned premium and losses and LAE associated with the Renewed Policies. Further, there is no impact from the LPT to net earned premiums (denominator in adjusted loss ratio) in calendar years 2020 or 2021, since as noted above the LPT covers policy years 2017 and prior, hence all premiums have been fully earned and recognized prior to the reported periods in the draft registration statement.

7.	Please revise your reconciliations of Adjusted operating income and Underwriting income to describe and quantify the components of the "Other income and (expenses)" adjustment.

Company Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosures on pages 64 and 65 of Amendment No. 1 to revise its reconciliations.

Credit Agreements, page 62

8.	Please disclose your counterparties for the "Revolver" and the "Term Loan" described on pages 62 and 63 of the prospectus. In addition, tell us if you have filed these agreements and described their material terms.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 71 of Amendment No. 1 to identify the counterparty. The terms of the “Revolver” and the “Term Loan” are contemplated under the credit agreement (the “Credit Agreement”), which was previously filed as Exhibit 10.10 to the Draft Registration Statement. The material terms of the Credit Agreement are described on page 71 of Amendment No. 1.

Industry

Cyclicality of the Industry, page 78

9.	We note your discussion about the cyclicality of the insurance industry. Please specify the current state of the insurance industry and, if necessary, add tailored risk factor disclosure. In that regard, please clarify in the risk factor heading, "[t]he insurance business is historically cyclical in nature," where the industry is in the cycle, so that investors may assess the risk.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 14, 27, 28, 86, and 87 of Amendment No. 1.

Business

Reinsurance, page 95

10.	Please refer to the table on page 97 and disclose the percentage of coverage ceded to each reinsurer and the nature and amount of collateral in trust under the contracts.

Company Response: In response to the Staff’s comment, the Company submits that with the exception of Randall & Quilter (R&Q Bermuda (SAC) Ltd) and eCaptive PC1-IC (and PC2-IC), Inc., all of the reinsurers listed in the reference table participate across several separate reinsurance treaties, each with potentially varying participation levels, and policy years.  As a result, it is very complex to disclose the ceded coverage for each individual company. We believe that the disclosure, as presented, is consistent with industry practice and provides investors with sufficient information with respect to the Company’s reinsurance credit risk.

As to the nature and amount of the collateral, we have collateral for the two reinsurers that are not authorized reinsurers by the State of Texas, and will clarify in the footnotes on page 105 of Amendment No. 1 that the collateral is held in statutory trusts.

Reserves, page 98

11.	Please tell us why development related to accident years 2019 and 2020 (and presumably 2018 included in the "Prior" accident year totals) is characterized as relating to the LPT when the LPT relates to policies years 2017 and prior. To the extent that this development relates to exited lines, revise your disclosure to clarify and explain why you continue to incur losses on exited lines.

Company Response: In response to the Staff’s comment, the Company respectfully submits that it does not intend to characterize development for accident years 2019 and 2020 as related to the LPT, but development within fiscal years 2019 and 2020 that relate to the LPT. For illustrative purposes, the "Prior" line item for the calendar year 2020 within the table presents loss reserve development for accident years prior to 2019. Therefore, such development within the "Prior" line item includes development for loss reserves both subject to the LPT and not subject to the LPT. Unfavorable development in the calendar year 2020 of $61.9 million includes $49.0 million of unfavorable development within the LPT and $12.9 million of unfavorable development not subject to the LPT. Additionally, the 2019 line item for calendar year represents $12.3 million of favorable development for loss reserves not subject to the LPT. The same logic applies for the 2021 calendar year presentation. The purpose of this disclosure is to present to the reader that non-LPT reserves developed unfavorably by $0.5 million in calendar year 2020 and $-0- in calendar year 2021.

The Company has revised its disclosure on pages 107 and 108 of Amendment No. 1 in order to clarify its disclosure and further discuss the Company’s development excluding losses subject to the LPT.

Loss Portfolio Transfer, page 99

12.	Please disclose the "third party reinsurer domiciled in Bermuda" referenced in the first sentence of this section or advise. In addition, if this is a material agreement not made in the ordinary course of business, file it as an exhibit to the registration statement or advise why you are not required to do so.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 108 of Amendment No. 1. The Company has also filed the Loss Portfolio and Adverse Development Retrocession Agreement as Exhibit 10.14 to Amendment No. 1.

Executive Compensation, page 122

13.	Please advise why you have not also included a separate table for the non-equity incentive plan compensation, which is included as a separate column in your summary compensation table. Refer to Item 402(d) of Regulation S-K.

Company Response: The Company respectfully advises the Staff that it omitted the tabular disclosure required by Item 402(d) of Regulation S-K (Grants of Plan-Based Awards) because it is an “emerging growth company” under the Jumpstart Our Business Startups Act, and as such, elected to follow the scaled disclosure provisions permitted under Item 402(l) of Regulation S-K. A registrant that qualifies as an “emerging growth company,” may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k) and (s) of Item 402 of Regulation S-K. There is no requirement for a tabular disclosure related to the grants of plan-based awards or non-equity incentive plan compensation (other than what has already been provided in the summary compensation table) in paragraphs (m) through (r) of Item 402 of Regulation S-K.

Employee Benefit and Equity Incentive Plans, page 126

14.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation.

Company Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the requested information, once an estimated offering price or range is available.

Principal and Selling Stockholders, page 136

15.	Please identify the natural persons who have voting or dispositive power with respect to the shares of the entities listed under 5% and Greater Shareholders.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 144 of Amendment No. 1.

Exclusive Forum, page 141

16.	We note the disclosure here that the federal district court will be the exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Your risk factor disclosure on page 40 under "[o]ur certificate of incorporation and bylaws," seems to indicate that the discussed exclusive forum provision for disputes in the Court of Chancery of the State of Delaware applies to Securities Act claims. Please revise for consistency or advise.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 151 of Amendment No. 1.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Stock Based Compensation, page F-17

17.	If true, please revise your policy disclosure to highlight that compensation for awards with market conditions is not reversed if the service was delivered but the market condition not attained consistent with the guidance in ASC 718-10-30-14 while any compensation for awards with a performance conditions would be reversed if the performance condition ultimately is not achieved consistent with the guidance in ASC 718-10-30-12. If your policy does not conform with the referenced guidance, tell us the impact of applying it.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its policy disclosures in Note 2 on page F-18 of Amendment No. 1 to include the appropriate accounting.

4. Goodwill and Intangible Assets, page F-20

18.	Revise to disclose the facts and circumstances leading to the impairment of goodwill during 2021 and 2020, and the method of determining fair value for the reporting unit used in the impairment calculations. Refer to ASC 350-20-50-2.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-20 and F-21 of Amendment No. 1 to include additional discussion around the facts and circumstances leading to the impairment of goodwill during 2021 and 2020. Please refer to footnote 2, Summary of Significant Accounting Policies for discussion of the method of determining fair value.

5. Investments, page F-23

19.	Please tell us why the amortized cost and fair value of your held to maturity asset-backed securities are the same at both December 31, 2021 and 2020. In your response, tell us:

•	when you acquired these securities; and

•	the market rate of interest for these securities at:
o	acquisition;
o	December 31, 2020; and
o	December 31, 2021

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following response.

The held to maturity securities asset-backed securities consisted of senior and junior notes with stated interest rates of 7.25% and 12.00%, respectively, which were issued by Arena SOP limited partnership to limited partners in multiple rounds of funding. The Company started acquiring these securities during the second quarter of 2020 and rounds of funding occurred virtually every month during the last three quarters of 2020, including December of 2020. There were additional rounds of funding during 2021, with the last round occurring in May of 2021. In each round of funding, limited partners acquired additional securities where their cost equaled par.

As of December 31, 2020, the Company utilized a market method to estimate fair value. The inputs to this method consisted of the purchase price of other partners, which include unrelated entities, during December of 2020.

The Company considered both a market and an income approach in determining the fair value of these securities as of December 31, 2021.

The Company’s income approach utilized a discounted cash flow using estimates of future cash flows, consisting of periodic interest payments and return of principal. These cash flows were discounted back as of December 31, 2021 using a discount rate consisting of the stated interest rates adjusted for changes in the respective US Treasury note and credit spreads from May 31, 2021 to December 31, 2021 and are in the following table:

	Senior note	Junior note
Stated rate	7.25%	12.00%
Change in 5 year Treasury note yield	0.49%	0.49%
Change in credit spreads	0.03%	0.56%
Discount rate	7.77%	13.05%

The Company’s income and market approach yielded fair values that were approximately equal to amortized cost.

The Company considered both a market and an income approach in determining the fair value of these securities as of March 31, 2022. The Company’s income approach utilized the same methodology that was performed as of December 31, 2021. However, as of March 31, 2022, due to increasing rates, the fair value has decreased. This update has been reflected in the March 31, 2022 disclosures.

20.	On page F-26 you disclose that the proceeds from the sales of your held to maturity fixed maturity securities were approximately $0.0 million in 2021 and $7.7 million in 2020. Please tell us whether you actually sold these securities or whether the proceeds are the result of maturities or prepayment on the loans underlying your asset-backed securities. If you sold any held to maturity securities, provide us your analysis as to how these sales do not taint held to maturity classification for your remaining investments as stipulated in ASC 320-10-35-8 and 35-9.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-27 of Amendment No. 1 to remove the reference to proceeds from the sales of held to maturity fixed maturity securities as these proceeds were the result of principal payments on the underlying notes and not proceeds from sales.

6. Fair Value Measurements, page F-27

21.	Please revise to describe the inputs and techniques used in determining the fair value of your level 2 investments by major asset class. Refer to ASC 820-10-50-2.bbb.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-28 of Amendment No. 1 to include a description of the inputs and techniques used in determining the fair value of its level 2 investments by major asset class.

13. Temporary Equity and Stockholders' Equity, page F-38

22.	Please provide your analysis supporting classification and valuation of your Series A Convertible Preferred Stock as temporary equity as of December 31, 2020. Also tell us how you accounted for the change in conversion rate from $1.74 per common share to $1.51 per common share at December 31, 2021. Refer to specific guidance in your response.

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following response.

Pursuant to ASC 480-10-25-4 through 14, the Series A Convertible Preferred Stock should not be classified as a liability as the instrument is not mandatorily redeemable on a fixed or determinable date or upon an event that has or is certain to occur. Since the Series A Convertible Preferred Stock is in the form of a share, ASC 480-10-25-8 through 13 do not apply.

As part of the classification assessment under ASC 480 the Company considered the guidance within ASC 480-10-25-14 and determined the Series A Convertible Preferred Stock does not embody an unconditional obligation that the Company may settle by issuing a variable number of common shares. This is because the Series A Convertible Preferred Stock is convertible at the option of the holder and mandatorily convertible upon contingent events such as a change of control or the closing of an initial public offering. As of December 31, 2021 and 2020 the contingent events did not and were not certain to occur, thus the Series A Convertible Preferred Stock should not be classified as a liability. Additionally, there were no provisions where the monetary value of the obligation is based solely or predominantly (i) on a fixed monetary amount known at inception; (ii) variations in something other than the fair value of the common shares; or (iii) variations inversely related to the fair value of the common shares. The adjustments to the conversion rate on the Series A Convertible Preferred Stock, in addition to standard anti-dilution provision, consists of adjustments for: (i) the after-tax cost of the Loss Portfolio Transfer (“LPT”), a retroactive reinsurance agreement the Company entered into during the second quarter of 2020; (ii) the after-tax impact of any co-participation expense related to the LPT; (iii) the development of losses and LAE reserves subject to but in excess of limits on the LPT; and (iv) the after-tax impact of development on losses and LAE reserves not subject to the LPT subsequent to December 31, 2019. These adjustments are one-time and subsequent to the adjustments, the number of shares remain fixed until conversion.

Pursuant to ASC 815-15-25-1, the Company determined the right of the holder to convert the Preferred Shares to common stock (the “Conversion Right”) did not represent an embedded derivative that should be accounted for separately from the host instrument. The Conversion Right was an equity linked component and the Company evaluated whether the Conversion Right was clearly and closely related to the economic risks and characteristics of the host contract in accordance with ASC 815-15-25-1(a). This was first done by assessing whether the host contract was considered more equity like or debt like. The Series A Convertible Preferred Stock had more features that would indicate it was an equity like host contract such as (i) optional and mandatory conversion features; (ii) voting rights; and (iii) the instrument is perpetual in nature as there are no redemption features. As such, the Company determined the Conversion Right was clearly and closely related to the host contract and would not require bifurcation.

The Company also considered the guidance within ASC 480-10-S99-3A which notes that equity instruments with redemption features that are not solely within the control of the issuer should be classified outside of permanent equity. There are no redemption features or obligations to settle in cash. However, the conversion rate adjustment feature could potentially require the Company to issue a number of shares exceeding the Company’s maximum authorized and unissued shares. ASC 815-40 indicates that cash settlement should be assumed for settling a conversion feature for which the Company would have to issue more shares than what’s authorized. Pursuant to ASC 815-40-25-10(b) the Series A Convertible Preferred Stock did not meet the criteria for permanent equity classification and was classified as temporary equity as of April 24, 2020 through December 30, 2021, because there was a contractual limit on the number of common shares required to settle the conversion rate that exceeded the number of authorized and unissued shares. However, the Company had sufficient authorized and unissued shares to settle all probable adjustments to the conversion rate of the Series A Convertible Preferred Stock based on our approximately 100 million of authorized and unissued shares during this period. Therefore subsequent accretion to the settlement amount was not required pursuant to ASC 480-10-S99-3(A)(15).

On December 31, 2021 the conversion rate changed from $1.74 to $1.51 and will not change in the future. As a result, we had sufficient authorized shares to settle the Conversion Right in common shares, satisfying the equity classification criteria within ASC 815-40-25-10(b); therefore, the Series A Convertible Preferred Stock was reclassified within permanent equity. The change in conversion rate was part of the Conversion Right that was not bifurcated from the host instrument. We adopted ASU 2020-06 so there was no beneficial conversion feature accounting. The change in conversion rate did not meet the definition of a down round feature.

14. Income Taxes, page F-39

23.	Please tell us why you do not have a larger valuation allowance against your net deferred tax assets at both December 31, 2020 and 2021. In this regard, your accumulated deficit at December 31, 2020 and losses in 2020 appear to be indicative of a history of losses and a significant piece of negative evidence that is difficult to overcome with an apparent one year of profitability in 2021 (see ASC 740-10-30-23). Given that you did not record a significant valuation allowance reversal in 2020, in your response, also tell us why a significant valuation allowance was not recorded against your deferred tax assets at December 31, 2019.

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following response.

The Company performed an evaluation to determine the realizability of deferred tax assets (“DTAs”) as of December 31, 2019, 2020 and 2021. Based on the Company’s projections of future taxable income, the Company believes it will generate enough future taxable income by 2033 to realize all DTAs (excluding the DTAs limited by Internal Revenue Code Section 382 (“Section 382”)).

Due to the losses generated primarily by goodwill impairment and the day-one charge related to the LPT in 2020, the Company is in a three-year cumulative loss position as of December 31, 2020 and as of December 31, 2021. However, the Company was not in a three-year cumulative loss position as of December 31, 2019. The Company evaluated the weight of all available evidence, both positive and negative, to determine if it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized, including:

Negative Evidence

•	Three-year cumulative loss position in 2020

Positive Evidence

•	Three-year cumulative loss is driven by two events:
o	Goodwill Impairment related to three reporting units, one of which we have fully exited.
o	One time charge related to the LPT which occurred in 2020. In addition, the LPT arrangement reduces the Company’s exposure to further losses.
•	Changes in leadership structure in 2020 and 2021
o	CEO change in May 2020
o	Investment in the actuarial team and formation of a reserve committee that meets twice a quarter

o	Hired a President of Specialty lines in January of 2021
o	Continuation of strategy to focus on lines of business within management’s expertise through an investment in talent. Management hired several experienced and highly respected underwriters and new regional teams to the Professional Liability and Management Liability lines of business in 2021. In addition, the Company has added a new head of claims, who joined the Company with significant experience, to oversee claims for these rapidly growing businesses.
•	Management has taken, and continues to take, action on unprofitable divisions that do not meet target underwriting returns and/or do not fit within our strategy by reducing or exiting these businesses. In the year ended December 31, 2020, management initiated a full review of our lines of business, which resulted in exiting 12% of our business on a net earned premium basis.
•	The Company has achieved and expects to continue to achieve premium rate increases as certain divisions operate in a hardening specialty market. Management reached its goal of an average 8% premium rate increase across all lines of business in 2020 and 2021.
•	The Company is projected to utilize all of its DTAs, not subject to Section 382 limitations, by the year ended 2023
•	2021 actual results were in excess of plan
o	The Company was profitable in 2021 with $46.7 million of 2021 pre-tax income compared to $41.6 million of forecasted pre-tax income

Based on the foregoing and the Company’s financial projections, the Company believes it will generate enough future taxable income by 2033 to realize net operating loss (“NOL”) DTA subject to annual Section 382 except for $0.6 million that will expire in 2033, for which the Company has set up a valuation allowance.

The Company considered the four sources of taxable income in determining DTA realizability: (1) taxable income in prior carryback years, (2) future reversals of existing temporary differences and excess capital DTLs available to realize ordinary DTAs, (3) tax planning strategies and (4) future projected taxable income (excluding temporary differences). The Company relied on source two (future reversals of existing temporary difference) and source four (future taxable income) to support a majority of its gross DTAs. The annual 382 limit is $4.65 million and will expire in 2033. Based on its evaluation of its future reversals of Capital Deferred Tax Liabilities (“DTLs”) that can be utilized to realize Ordinary DTAs and its projected taxable income, the Company believes its will realize the DTAs (including the annual portion of the Section 382 limited NOLs) by 2023 and its valuation allowance for December 31, 2020 and 2021, respectively, is appropriate.

The Company is willing to provide additional detail regarding its projections upon the Staff’s request.

15. Losses and Loss Adjustment Expenses, page F-41

24.	Please revise the rollforwards of your reserves for losses and LAE beginning at the bottom of page F-41 to correct the apparent footing and decimal placement errors. In this regard, for example, it appears that your net reserves at the beginning of 2021 should be $481,602 thousand, not $48 thousand.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the rollforwards of our reserves for losses and LAE to correct for the printer error.

Short Duration Contract Disclosures, page F-42

25.	You disclose on page F-46 that your property and commercial auto liability lines contributed 25.1% and 24.2% of your premiums written during 2021. You also state on page F-42 that the prior year loss development of your multi-line and short tail lines was due to commercial auto claims, and favorable loss emergence in your property and accident and health product lines, respectively. Please tell us your consideration of ASC 944-40-50-4H in determining the level of disaggregation for your incurred and paid loss development tables, as these lines within your tables appear to have both a significant proportion of your business as well as differing development patterns.

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following response.

The Company’s disclosure in consideration of ASC 944-40-50-4H contemplates the guidance set out in the context of the specific features of our business, and the profile of the reserve liabilities’ duration and size/amount.

As it relates to the paid and incurred tables for Multi Line Solutions, the underwriting divisions within Multi Line Solutions are all similar in that generally the customer is seeking solutions that are offered as a package of products. We believe this is an appropriate consideration as one of the criteria within ASC 944-40-55-9C specifically identifies the market or type of customer as a basis for disaggregating loss reserve disclosures.

Within Multi Line Solutions, Commercial Auto and General Liability make up 77% of the net loss and loss adjustment expense reserves with the remainder comprised of various commercial coverages. Further, the duration of liabilities is similar for Commercial Auto and General Liability with the average paid duration between 2.2 and 3 years. The other commercial coverages for Multi Line Solutions have an average paid duration of 2.3 years. When taken together (i.e., that the products are sold as a package solution and the durations of the products are similar), the Company concluded that further disaggregation would not provide the reader with additional insight into the composition and development of the net loss and loss adjustment expense reserves within this disclosure.

While the disclosure per page F-46 notes development within Multi Line Solutions was attributable to Commercial Auto, such development was within the policy years covered by the LPT. Further, to the extent this business has been renewed by the Company since 2018, it is less than 6% of the Company’s current business and has undergone significant re-underwriting actions including significant rate action and exposure changes so as to align with the Company’s current underwriting guidelines and strategy. As such, management believes the package underwritten in Multi Line Solutions will have similar volatility and developmental patterns further supporting aggregation. For further support please reference the accident years 2018 through 2020 where loss reserve development has been moderately favorable.

As it relates to the Short Tail/Monoline Specialty tables that provide incurred and paid development, there are two relevant considerations for this group. First, is that in total this grouping represents 19% of the total reserves of which 47% relate to property with the remainder split amongst A&H, Surety and Claims Made. Second, the average liability duration for each of these lines is less than two years with Property at 1.4 years. We concluded that, given the short tail and similar liability duration of the lines in this group, and the relatively small portion of the overall reserves that these lines of business represent, that the grouping was appropriate, and that further disaggregation would be of minimal value to the reader.

16. Premiums, page F-46

26.	Please reconcile the gross written premiums by line presented on page F-46 with your disclosures by line on pages 4 and 83.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the table on page F-46 to show the total gross written premiums for the year, so that the total ties with the tables on pages 4 and 91 of Amendment No. 1. However, because the table on page F-46 captures gross written premiums by statutory line of business, i.e., property, workers’ compensation, etc., as required under statutory accounting principles, and the tables on pages 4 and 91 of Amendment No. 1, demonstrate gross written premiums for each of our underwriting divisions, the exact lines of business will not tie to each other. For instance, our Industry Solutions, Captives, and Programs underwriting divisions, along with others, write several package coverages that often include some combination of different statutory lines such as, commercial auto, commercial auto physical damage, general liability, workers’ compensation and property.

Schedule VI - Supplemental Information Concerning Property-Casualty Insurance Operations, page F-62

27.	Please tell us why the following amounts presented in this schedule are inconsistent with those presented in your financial statements:
•	The total of 2021 current and prior year losses and loss adjustment expenses of $366,348,000 does not agree with the $354,411,000 presented on the face of your statement of operations on page F-6.
•	The total of 2020 current and prior year losses and loss adjustment expenses of $351,398,000 does not agree with the $362,182,000 presented on the face of your statement of operations on page F-6.
•	Paid claims and claim adjustment expenses of $249,739,000 in 2021 does not agree with the $237,802,000 needed to properly roll forward your net reserve balance in the table beginning at the bottom of page F-41.

Company Response: The Company respectfully acknowledges the Staff’s comment and has included a footnote on page F-62 of Amendment No. 1 to clarify that the amounts included in Schedule VI do not include underwriting gain/loss on retroactive reinsurance which is included in losses and loss adjustment expenses presented on the Consolidated Statements of Operations.

Exhibits

28.	Refer to your disclosure on page 134 under "Transactions with the Westaim Corporation and its affiliates" section. Please file the investment management agreement with Arena Investors as an exhibit to your registration statement or tell us why you have not filed it.

Company Response: The Company respectfully acknowledges the Staff’s comment and has filed the investment management agreement with Arena Investors as Exhibit 10.15 of Amendment No. 1.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (858) 677-1471 or patrick.omalley@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Patrick J. O’Malley
Patrick J. O’Malley

Enclosures:

cc:	Andrew Robinson, Chief Executive Officer

Mark Haushill, EVP and Chief Financial Officer

Leslie Shaunty, General Counsel

Skyward Specialty Insurance Group, Inc.

Patrick J. O’Malley

DLA Piper LLP (US)

Erika L. Weinberg

Latham & Watkins LLP